[redacted]

10026711

SECURITIES AND EXCHANGE C... S ...E COMMISSION ...0549

MAR 2 2010

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-38114~~ 43487

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Prebon Financial Services LLC (formerly known as Tullett Liberty Securities LLC)**

[redacted])

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

101 Hudson Street
(No. and street)

Jersey City	**NJ**	**07302**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Pezeu **201-557-5185**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TULLETT PREBON FINANCIAL SERVICES LLC

(FORMERLY KNOWN AS TULLETT LIBERTY SECURITIES LLC)

(S.E.C. I.D. No. 8-43487)
(NFA I.D. No. 0333185)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009

AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act. A consolidated statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission and the Commodity Futures Trading Commission simultaneously herewith as a Public Document.

TULLETT PREBON FINANCIAL SERVICES LLC

(FORMERLY KNOWN AS TULLETT LIBERTY SECURITIES LLC)

(S.E.C. I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Regulation 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Member of
Tullett Prebon Financial Services LLC:

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company", formerly known as Tullett Liberty Securities LLC) as of December 31, 2009, that you are filing pursuant to Regulation 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Tullett Prebon Financial Services LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 24, 2010

TULLETT PREBON FINANCIAL SERVICES LLC

Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	81,238,100
Deposits with clearing organizations		15,721,000
Securities purchased under agreements to resell		1,408,300
Receivables from brokers or dealers and clearing organizations		123,871,100
Due from affiliates		33,300
Prepaid expenses		8,848,300
Income tax receivable		112,500
Other assets		257,700
TOTAL ASSETS	$	231,490,300

Liabilities and Member's Interest

Liabilities

Payables to brokers or dealers and clearing organizations	$	110,537,200
Accrued personnel costs		16,676,500
Due to affiliates		14,757,000
Accounts payable and accrued liabilities		3,585,600
Deferred tax liabilities		4,211,500
Total liabilities		149,767,800

Member's Interest

Total member's interest		81,722,500
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	231,490,300

See notes to statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

(FORMERLY KNOWN AS TULLETT LIBERTY SECURITIES LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

1. ORGANIZATION

Tullett Prebon Financial Services LLC (the "Company"), formerly known as Tullett Liberty Securities LLC, has only one member, Tullett Prebon Americas Corp. ("TPAC"), formerly known as Tullett Prebon Holdings Corp. TPAC is a 100% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAH"), which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker with the National Futures Association ("NFA").

The Company is engaged primarily as a broker of U.S. Government securities, mortgage-backed securities, equity securities and corporate bonds from its office in New York. The Company provides brokerage services in the form of either agency or principal transactions. The principal transaction business is done on a matched principal basis, whereby revenue is derived from the spread on the buy and sell transactions.

The Company is a direct member of the Fixed Income Clearing Corporation ("FICC"), and clears its own securities directly with the clearing organizations.

On November 1, 2009, Prebon Financial Products, Inc. ("PFP"), a former subsidiary of TPAC, filed a broker dealer withdrawal form with the Financial Industry Regulatory Authority ("FINRA") and the SEC voluntarily giving up its broker-dealer license. PFP's trading activities are now conducted by the Company, and PFP has ceased doing any new business since October 31, 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include personnel costs, allowance for receivables, and tax. Actual results could differ materially from those estimates.

Revenue Recognition— The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company recognizes revenue from principal transactions primarily by engaging in matched principal transactions. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. Commission revenue and related clearing expenses are recorded on a trade date basis.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date

are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with a tax sharing arrangement with TPAC. Amounts due to or receivable from TPAC, with respect to current income taxes, are settled currently.

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS No. 109") which is now a sub topic within Accounting Standards Codification ("ASC") 740, "Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. ASC 740 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Effective January 1, 2009, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB 109, which is now a subtopic within ASC 740. It is now the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. The adoption of FASB Interpretation No. 48 did not have an impact on the financial statements of the Company.

Fair Value— ASC 820-10 (formerly Statement of Financial Accounting Standards No. 157), "Fair Value Measurements" ("ASC 820-10") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820-10 are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, all financial instruments are classified within either Level 1 or Level 2 of the fair value hierarchy. This includes $8,250,800 of treasury bills that are classified as Level 1 and are included in Deposits with clearing organizations on the statement of financial condition, and $23,902,300 of commercial paper that are classified as Level 2 and are included in Cash and cash equivalents on the statement of financial condition.

ASC 820, "Fair Value Measurements and Disclosures," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the consolidated statement of financial condition. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Securities Purchased/Sold Under Agreements to Resell/Repurchase— Transactions involving securities purchased/sold under agreements to resell (repurchase) ("reverse repurchase agreements" and "repurchase agreements"), principally government and agency securities, are carried at the amounts at which the securities subsequently will be resold (repurchased) as specified in the respective agreements; such amounts include accrued interest.

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements, by, in appropriate circumstances, entering into collateral arrangements with counterparties that provide the Company, in the event of a default, the right to liquidate collateral. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. In many cases, the Company is permitted to sell or repledge the securities received as collateral. At December 31, 2009, the fair value of securities received as collateral where the Company is permitted to sell or repledge securities was $1,400,900, which the Company used to settle trades.

New Accounting Developments— In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which is now a sub topic within ASC 105-10 "Generally Accepted Accounting Principles" ("ASC 105-10"). ASC 105-10 establishes the codification as the source of authoritative generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities and all guidance contained in the codification carries an equal level of authority. ASC 105-10 is effective for interim and annual reporting periods ending after September 15, 2009. References to generally accepted accounting principals contained in the Company's financial statement have been updated to reflect the new codification references as required.

In December 2007, the FASB issued SFAS No. 141(revised 2007), "Business Combinations" ("SFAS No. 141R"), which is now a sub topic within ASC 805-10 "Business Combinations" ("ASC 805-10"). ASC 805-10 establishes principles and requirements for how the acquirer shall recognize and measure acquired assets and assumed liabilities, recognize and measure the acquired goodwill in the business combination, and determine disclosures associated with the financial statement. SFAS No. 141(R) was effective for the Company on January 1, 2009. The adoption of SFAS No. 141R did not have a material impact on the Company's statement of financial condition.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." (SFAS No. 160"), which is now a sub topic within ASC 805-10-65-1 "Non-controlling Interests in Consolidated Financial Statements" ("ASC 805-10-65-1"). ASC 805-10-65-1 requires non-controlling ("minority") interests in a reporting entity to be reported as a component of the entity's stockholder's equity. SFAS No. 160 is effective for the Company on January 1, 2009. The adoption of SFAS No. 160 did not have a material effect on the Company's statement of financial condition.

In February, 2008, the FASB issued FSP 157-2, "Effective Date of FASB Statement No. 157," ("FSP 157-2"), which delays the effective date of SFAS No. 157, Fair Value Measurements ("SFAS 157") for

all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of these delayed provisions did not have a material impact on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS No. 161"), which is now a sub topic within ASC 815-10 "Disclosures about Derivative Instruments and Hedging Activities" ("ASC 815-10"). ASC 815-10 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. The adoption of SFAS No. 161 did not have a material effect on the Company's statement of financial condition.

In May 2009, the FASB issued FAS No. 165, "Subsequent Events," which is now a sub topic within ASC 855-10 "Subsequent Events" ("ASC 855-10). ASC 855-10 establishes principles and requirements for subsequent events by setting forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. The adoption of ASC 855-10 did not have a material effect on the Company's statement of financial condition.

In June 2009, the FASB issued FASB No. 166, "Accounting for Transfers of financial Assets, an Amendment of FASB Statement No. 140," ("SFAS No. 166"). SFAS No. 166, which is now a sub topic within ASC 860 "Transfers and Servicing", removes the concept of a qualifying special-purpose entity from FASB Statement 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and removes the exception from applying FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," to qualifying special-purpose entities. SFAS No. 166 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of SFAS No. 166 is not expected to have a material effect on the Company's statement of financial condition.

In June 2009, the FASB issued FASB No. 167, "Amendments to FASB Interpretation No. 46(R)," ("SFAS No. 167"). SFAS No. 167, which is now a sub topic within ASC 810 "Consolidations", addresses address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. SFAS No. 167 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of SFAS No. 167 is not expected to have a material effect on the Company's statement of financial condition.

In August 2009, the FASB issued Accounting Standards Update No. 2009-5 ("ASU 2009-5") Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value. ASU 2009-5 provides clarification in circumstances in which a quoted price in an active market for the identical liability is not available and provides valuation techniques to be utilized by the reporting entity. ASU 2009-5 is effective for the first reporting period beginning on or after December 15, 2009. The adoption of ASU 2009-5 did not have a material effect on the Company's statement of financial condition.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15 ("ASU 2009-15") Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing. ASU 2009-15 provides guidance for the proper accounting treatment of own-share lending transactions that are executed separately but in connection with a convertible debt offering. ASU 2009-15 is retrospective for all arrangements outstanding as of the beginning of the fiscal years beginning on or after December 15, 2009. Early adoption is not permitted. The adoption of ASU 2009-15 is not expected to have an effect on the Company's statement of financial condition.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $23,902,300. Short-term investments with original or purchased maturity dates of less than three months consist of commercial paper. The short-term investments are recorded at cost plus accrued interest, which approximates fair value.

The Company has a concentration in excess of 10% of its total cash and cash equivalents at three US financial institutions of approximately $28,618,200, $24,270,900 and $28,349,000.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $207,800)	$ 12,951,700	$ -
Securities failed-to-deliver	107,283,300	-
Securities failed-to-receive	-	108,647,000
Clearing organizations	2,855,400	736,000
Trades pending settlement, net	199,300	-
Other (net of allowance of $2,264,000)	581,400	1,154,200
	$ 123,871,100	$ 110,537,200

The allowance on receivables from brokers or dealers and clearing organizations increased by $1,216,300 from $1,255,500 in the prior year.

5. INCOME TAXES

Deferred tax liabilities of $4,211,500 arise from temporary differences between financial statement and taxable income. Those temporary differences include deferred compensation, allowance for bad debts, and amortization of prepaid bonuses.

Income tax receivable of $112,500 represents overpayments for state taxes.

The difference between the statutory Federal tax rate and the effective tax rate is primarily due to state and local taxes, net of Federal benefit, and the tax effect of nondeductible meals and entertainment expenses.

6. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC, NFA and FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2009, the Company had net capital of $55,581,800 which was $55,331,800 in excess of the minimum net capital requirement of $250,000. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers. However, the Company does have a "Special Account for the Exclusive Benefit of Customers."

Member distributions are subject to certain notification and other provisions of the Regulations under Section 15C of the Securities Exchange Act of 1934.

7. EMPLOYEE BENEFIT PLANS

TPAC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

8. COMMITMENTS AND CONTINGENCIES

Litigation - In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the statement of financial condition of the Company.

In or about August 2009, the Company became aware of a coordinated and large scale raid on their businesses by BGC which is a competitor in the inter-dealer brokering industry. The raid resulted in the resignation of approximately 77 brokers across multiple product lines from August through December 2009. As part of the scheme to raid the Company's business, two pre-emptive FINRA arbitrations were commenced against the Company by certain individual brokers in an effort to prevent it from interfering with the raid. In response to the raid, the Company has commenced a FINRA arbitration of its own in which it seeks compensatory and exemplary damages as well as costs and injunctive relief as remedy for the wrongful conduct of BGC. TP PLC, has also brought a separate action in the United States District Court for the District of New Jersey seeking damages in respect of the diminution in TP PLC's share price which occurred as a result of the raid.

Guarantees—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2009, the Company has recorded no liabilities with respect to these obligations.

9. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage–backed securities, equity securities and corporate bonds. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2009 was approximately $6,472,573,400 and $6,472,772,700 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

10. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 6), there are no restrictions on the Company's ability to make distributions to the member.

11. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, fails to receive, commission revenues earned and expenses incurred on behalf of each other as comprised as follows:

	Total Receivable	Total Payable
Tullett Prebon (Securities) Ltd.	$	$ 40,700
Tullett Prebon Canada Ltd		1,800
Tullett Prebon Americas Corp		5,552,100
Prebon Financial Products Inc.	33,300	
Tullett Prebon (Hong Kong) Ltd		1,000
Tullett Prebon Group Limited		152,600
TP (Americas) Holdings Inc.		9,008,800
	$ 33,300	$ 14,757,000

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

During the year, the Company made distributions of $23,200,000 to the member.

As noted in footnote 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH (see note 5).

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated for the statement of financial condition. There were no events subsequent to December 31, 2009.

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2010

Tullett Prebon Financial Services LLC
(Formerly known as Tullett Liberty Securities LLC)
101 Hudson Street
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of Tullett Prebon Financial Services LLC (the "Company," formerly known as Tullett Liberty Securities LLC) as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority Inc., CFTC, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE & TOUCHE LLP